Exhibit 12.1

Ultra Clean Holdings, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year ended
	December 27, 2013	December 26, 2014	December 25, 2015	December 30, 2016	December 29, 2017
Earnings:
Income before provision for income taxes	$12,599	$16,330	$3,607	$18,947	$86,942
Add: Fixed charges	4,422	4,187	5,526	4,862	4,617
Total Earnings	$17,021	$20,517	$9,133	$23,809	$91,559

Fixed Charges:
Fixed charges:
Interest expense	$2,665	$2,432	$3,157	$2,657	$2,198
Interest factor on operating leases(1)	1,757	1,755	2,369	2,205	2,419
Total Fixed Charges	$4,422	$4,187	$5,526	$4,862	$4,617
Ratio of Earnings to Fixed Charges	3.8x	4.9x	1.7x	4.9x	19.8x

(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.